Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors Reminder on NYSE Delisting, Deposit Agreement Termination and SEC Deregistration

Mumbai, June 26, 2023: In accordance with the prior press releases, dated November 9, 2022 and dated January 23, 2023 by Tata Motors Limited (“TML”, “Tata Motors” or the “Company”), the Company would like to remind the holders of the American Depositary Shares of the Company, each representing five (5) Ordinary Shares of the Company (the “ADSs”), that the ADSs were delisted from the New York Stock Exchange (“NYSE”) effective close of trading on the NYSE on January 23, 2023.

The Company will continue to be subject to reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) until termination and/or suspension of the Company’s reporting obligations to the SEC under the Exchange Act. As a consequence of the delisting becoming effective, the amended and restated deposit agreement, dated as of September 27, 2004 and as amended as of December 16, 2009, by and among the Company, Citibank, N.A. (the “Depositary”), and all holders and beneficial owners of ADSs (the “Deposit Agreement”), under which the ADSs were issued has also been terminated effective close of trading on the NYSE on January 23, 2023 (“Termination Date of the Deposit Agreement”). After the ADSs were delisted from the NYSE, there has been no over-the-counter (OTC) market trading of the ADSs in the United States of America due to regulatory restrictions under Indian law.

At any time prior to the expiration of six (6) months from the Termination Date of the Deposit Agreement, each ADS holder is entitled to surrender their respective ADSs for cancellation and to obtain the delivery of the Ordinary Shares relative to each ADS surrendered, upon payment by the ADS holder of any sums payable to the Depositary pursuant to the terms and conditions of the Deposit Agreement. ADS holders will also need to have a DR-Type Demat account in India for receiving the underlying Ordinary Shares on surrender of the ADSs. Neither the Company nor the Depository has an obligation to provide assistance in establishing such DR-Type Demat account.

Cancellation of ADSs, upon conversion into Ordinary Shares will not attract any tax in India as per the Income Tax Act in India. However, capital gains realized on the subsequent transfer of Ordinary Shares (received on surrender of the ADSs), whether in India or outside India to a non-resident of India or Indian resident, will be liable for short-term or long-term capital gains tax under the provisions of the Indian Income Tax Act, 1961. ADS holders should consult their respective tax advisors for application of any Indian taxes and foreign tax credit rules to any Indian or foreign taxes that the ADS holders are subject to in respect of a sale or disposal of the Ordinary Shares including evaluation of any tax treaty benefits.

ADS holders can refer to the Frequently Asked Questions (FAQs) about ADS delisting, Deposit Agreement termination and SEC deregistration on the Company’s website at: https://www.tatamotors.com/wp-content/uploads/2022/11/frequently-asked-questions-delisting-and-deregistration-of-american-depository-shares.pdf

All references to websites in this announcement are intended to be inactive textual references for information only and any information contained in or accessible through any such website does not form a part of this release.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. The Company uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain such words. These forward-looking statements are necessarily estimates reflecting judgment of the Company’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.